Exhibit 99.1

Miguel Mata assumes new position as Deputy General Manager of Banco Santander Chile

Emiliano Muratore to assume as CFO

Thursday, April 14, 2016. Banco Santander Chile (NYSE: BSAC) has created the new position of Deputy General Manager and has appointed Miguel Mata, currently Chief Financial Officer (CFO) to this new role. From this position, Miguel Mata will report directly to Claudio Melandri, General Manager and Country Head of the Bank, and will have responsibility over all divisions of the Bank.

With a long history in Santander, Mr. Mata took over as CFO in November 2011. Previously, he held various positions related to the banks business strategy. Previously, he was Financial Controller of Banco Santiago. He has worked in the banking industry since 1990 when he joined Banco O'Higgins. He is also director of Santander Consumer and Vice president of Santander Consumer Chile.

At the same time, Banco Santander Chile has named Emiliano Muratore as the new CFO of the bank. He previously was the Head of ALM division for the past 8 years. Prior to joining Santander Chile in 2006, Emiliano worked at Santander’s headquarters in Madrid for 4 years and before that he worked at the Santander’s unit in Argentina for almost 4 years. Currently, he is chairman of the Finance Committee at Chile’s Banking Association